GSP-2, INC.
Gongzhuling State Agriculture Science and Technology Park
Gongzhuling city, Jilin province, China
+86-434-627-8415

July 19, 2012

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	GSP-2, INC.
File No. 333- 179225

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1, File No. 333-179225, to 3:00 P.M. on July 20, 2012 or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GSP-2, INC.

By:   /s/ Yushan Wei
Name: Yushan Wei
Title: President and Chief Executive Officer